FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a—16 or 15d—16 of

the Securities Exchange Act of 1934

For the month of March, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F). Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934). Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date:	March 30, 2004	By:	/s/ P. A. STAFFORD
		Name:	P A Stafford
		Title:	Assistant Group Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc, you should at once forward this document and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document should be read in conjunction with the accompanying Annual Report and Accounts and/or Annual Review in respect of the year ended 31 December 2003.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com and select ‘Investor centre’ and then ‘Electronic communications’. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrar at the address given below. Printed copies will be provided without charge. Further copies of this document and a Chinese translation of this and future documents may be obtained from the Registrars: Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, Hopewell Centre, 183 Queen’s Road East, Hong Kong; Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

HSBC Holdings plc

Notice of

Annual General Meeting

to be held on 28 May 2004

Notice of the Annual General Meeting to be held at Barbican Hall, Barbican Centre, London EC2 at 11.00 am on Friday 28 May 2004 is set out on pages 6 to 14.

The action to be taken by Shareholders is set out on page 3. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the enclosed Form. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

30 March 2004

Access to the Meeting

The Barbican Centre is wheelchair accessible, the auditorium is fitted with an induction loop, and parking spaces are available for disabled drivers. To help us ensure the Annual General Meeting is fully accessible to all Shareholders, please contact Antoinette Sexton (telephone 020 7992 1387, fax 020 7992 4631, e-mail antoinettesexton@hsbc.com) if you have any particular access needs.

This Notice of Annual General Meeting and the accompanying Annual Report and Accounts and/or Annual Review are available on our web site, www.hsbc.com.

The Annual General Meeting can be viewed live on the internet at www.hsbc.com by selecting the ‘AGM webcast’ link on the right hand side of the home page. A recording of the Annual General Meeting will also be available after the conclusion of the meeting until 30 June 2004.

30 March 2004

Dear Shareholder

Special Business at the Annual General Meeting

The purpose of this letter is to give you details of the proposals which will be considered as special business at the Annual General Meeting of the Company to be held on Friday 28 May 2004. The Notice of Annual General Meeting is set out on pages 6 to 14 of this document.

1	Resolution 4 (Approval of Directors’ Remuneration Report)

The Directors’ Remuneration Report Regulations 2002 require the Directors to prepare a Directors’ Remuneration Report and for this Report to be approved by Shareholders. The Directors’ Remuneration Report is set out on pages 45 to 58 of the accompanying Annual Review and pages 213 to 229 of the Annual Report and Accounts.

2	Resolution 5 (Purchase of Ordinary Shares by the Company)

The Company has power under the Articles of Association to purchase its own shares. The Directors consider that it is appropriate to seek renewal of the mandate giving authority for the Company to make market purchases of up to 10 per cent of its own Ordinary Shares in issue. It is emphasised that it remains the Directors’ policy to maintain a strong capital base, a policy which has been one of the Group’s strengths over the years. Having this authority will, however, give added flexibility if the Directors consider it in the interests of the Company and its Shareholders to purchase Ordinary Shares in the market in appropriate circumstances.

Under the provisions of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and the Companies (Acquisition of Own Shares) (Treasury Shares) No. 2 Regulations 2003 (“the Treasury Shares Regulations”) which have recently come into force, listed UK public companies, such as HSBC Holdings plc, are now able, following a purchase of their own shares, to retain and hold in treasury up to 10 per cent of their issued shares rather than automatically cancelling them. No dividends may be paid on any shares held in treasury and no voting rights attach to such shares. Treasury shares may be sold, transferred for the purposes of or pursuant to an employee share scheme or cancelled. As with the issue of new shares, sales of treasury shares for cash are subject to shareholders’ statutory pre-emption rights contained in the Companies Act 1985 except in so far as such rights are waived by shareholders (see paragraph 3 below).

Notwithstanding the changes introduced by the Treasury Shares Regulations, the current regulatory regimes in Hong Kong which apply to the Company do not contemplate the use or existence of treasury shares so, in order for the Company to hold shares in treasury following any purchase of its own shares, certain regulatory approvals and consents would be required from various regulatory bodies in Hong Kong. Consequently, the Company does not propose to take advantage of any rights which it now has under the Treasury Shares Regulations to hold shares in treasury following any purchase of its own shares nor will the Directors utilise any authority granted to them by Resolutions 6 and 7 to sell treasury shares for cash to persons other than existing shareholders until such Hong Kong regulatory approvals and consents have been obtained. If the Company were to effect any market purchase of its own shares prior to obtaining such regulatory approvals and consents, any such Ordinary Shares would be cancelled.

Treasury shares may also be used to satisfy the exercise of employee share options. This Resolution would also authorise the Directors, following the receipt of the necessary regulatory approvals and consents in Hong Kong, to use treasury shares in connection with the Company’s existing employee share plans which were adopted prior to the introduction of treasury shares.

Further details regarding the authority to the Company to purchase its shares are set out in Appendix I.

3	Resolutions 6 and 7 (Authority to Directors to allot shares and disapplication of pre-emption rights)

At last year’s Annual General Meeting the Directors were again given general authorities to allot shares.

The general purpose of these authorities is to enable the Directors to issue new shares, equivalent to 20 per cent of the Ordinary Shares in issue on 19 March 2004, without having first to obtain the consent of Shareholders in general meeting. The need for such an issue of shares could arise, for example, in the context of a transaction (such as the acquisition of a company) which had to be completed speedily. The granting of such authorities is now commonplace, and your Board takes the view that it would be in the interests of the Company if the authorities were renewed.

Excluding the Ordinary Shares reserved for issue pursuant to the exercise of options previously granted under the employee share plans, the Directors will have authority to allot new Ordinary Shares up to a maximum amount (in nominal value) of US$1,099,900,000.

Within this amount, the Directors will have authority to allot Ordinary Shares (and, in addition, to sell any Ordinary Shares which may be held in treasury) wholly for cash to persons other than existing Shareholders up to a maximum amount (in nominal value) of US$274,975,000. This is equivalent to approximately 5 per cent of the Ordinary Shares in issue on 19 March 2004. The Company does not currently hold any of its shares in treasury.

Other than on the exercise of options granted under the employee share plans, pursuant to the Company’s scrip dividend scheme or in connection with obligations to issue shares under the terms of Household International convertible securities, your Board has no present intention of issuing any further Ordinary Shares, and no issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of Shareholders in general meeting.

The Board is again seeking authority to issue sterling, United States dollar and euro preference shares. These preference shares were created to underpin issues of preferred securities, which are tax efficient regulatory capital, and with the intention that they may be used for the purpose of raising further regulatory capital. If any of the preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company’s option and carry no voting rights except in exceptional circumstances but would rank in priority to the Company’s Ordinary Shares with respect to participation in any return of capital.

The Board has no present intention of exercising this authority.

It is proposed that these general authorities be extended until the Annual General Meeting in 2005.

4	Resolution 8 (Directors’ fees)

Directors’ fees are regularly reviewed and compared with other large international companies. The current fee, which was approved by Shareholders in 2000, is £35,000 per annum. Recent developments in corporate governance and reporting obligations, and the expansion of the Group’s business, continue to increase the commitment required of Directors. In accordance with the recommendations of an independent external review, the approval of shareholders is sought for the basic fee to be increased to £55,000 per annum with effect from 1 January 2004.

5	Recommendation

Your Board considers that the proposals described in this document are in the best interests of HSBC Holdings plc and its Shareholders and recommends that you should vote in favour of the resolutions relating thereto. The Directors intend to do so in respect of their own beneficial holdings.

6	Action to be taken

A Form of Proxy is enclosed for use at the Annual General Meeting. You should complete and submit the Form of Proxy in accordance with the instructions printed on the Form, whether or not you intend to attend the Meeting in person. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Meeting. The completion and submission of a Form of Proxy will not preclude a Shareholder from attending and voting in person at the Meeting. Shareholders with internet access may submit their Form of Proxy electronically through www.hsbc.com by selecting the link ‘2004 AGM – Form of Proxy’ on the right hand side of the home page and entering the Shareholder Reference and Personal Identification numbers printed on their Form of Proxy. For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system.

Yours sincerely

Sir John Bond

Group Chairman

APPENDIX I

PURCHASE OF ORDINARY SHARES BY THE COMPANY

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 5), which incorporates the Explanatory Statement required to be sent to Shareholders in accordance with the Listing Rules of The Stock Exchange of Hong Kong Limited.

(a)	It is proposed that the Company be given authority to purchase up to 1,099,900,000 Ordinary Shares (which represent 10 per cent of the Ordinary Shares in issue on 19 March 2004, the latest practicable date prior to the printing of this document). Purchases of shares will be at prices not below US$0.50 (or the equivalent in the relevant currency in which the purchase is effected) and at not more than 105 per cent of the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the Ordinary Shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is the lower.

(b)	The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Company to purchase Ordinary Shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of shares should only be made if they consider that the purchase would operate for the benefit of the Company and Shareholders taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Directors have no immediate plans to make any purchases under the proposed authority.

(c)	It is expected that purchases will be funded from the Company’s available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Company and the applicable laws of England and Wales.

(d)	The Directors do not propose to execute purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the Ordinary Shares in issue on 19 March 2004) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2003).

(e)	None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any associates (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Directors, has a present intention, in the event that Resolution 5 is approved by Shareholders, to sell any Ordinary Shares to the Company.

(f)	The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make purchases pursuant to Resolution 5, if approved, in accordance with the Listing Rules of the Hong Kong Stock Exchange and the applicable laws of England and Wales. Although under the provisions of the Treasury Shares Regulations the Company is now able to retain and hold in treasury up to 10 per cent of its issued shares acquired by way of purchases of its own shares, rather than automatically cancelling them, the current regulatory regimes in Hong Kong do not contemplate the use or existence of treasury shares. Consequently, until the necessary regulatory approvals and consents have been obtained from various regulatory bodies in Hong Kong, any Ordinary Shares purchased by the Company would be cancelled.

(g)	The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 5, if approved.

(h)	The Company has not purchased any of its own shares whether on the Hong Kong Stock Exchange or otherwise in the six months prior to the date of this document.

(i)	No connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 5 is approved.

(j)	The highest and lowest prices at which Ordinary Shares or, in the case of the New York Stock Exchange, American Depositary Shares (‘ADS’) have traded on the Hong Kong, London, New York, Paris and Bermuda Stock Exchanges during each of the twelve months prior to 19 March 2004 (the latest practicable date prior to the printing of this document) were as follows:

	Hong Kong Stock Exchange		London Stock Exchange		New York Stock Exchange (ADS1)		Euronext Paris Stock Exchange		Bermuda Stock Exchange[2]
	Lowest (HK$)	Highest (HK$)	Lowest (£)	Highest (£)	Lowest (US$)	Highest (US$)	Lowest (euro)	Highest (euro)	Lowest (BD$)	Highest (BD$)
March 2003	80.00	85.00	6.39	7.025	50.70	54.86	9.26	10.79	—	—
April 2003	79.50	85.25	6.47	7.015	51.42	54.97	9.31	10.32	—	—
May 2003	84.75	93.50	6.76	7.36	54.11	60.28	9.56	10.30	—	—
June 2003	92.25	97.50	7.12	7.46	58.85	62.69	9.75	10.74	—	—
July 2003	91.50	96.25	6.96	7.735	57.90	62.14	10.05	11.01	—	—
August 2003	95.50	102.50	7.53	8.24	61.10	65.63	10.66	12.05	—	—
September 2003	100.00	106.00	7.85	8.34	64.02	68.00	11.20	12.16	—	—
October 2003	105.00	117.00	7.935	8.96	66.79	75.93	11.30	13.04	—	—
November 2003	114.00	120.50	8.545	9.19	72.80	77.08	12.20	13.48	—	—
December 2003	116.50	123.00	8.60	8.98	75.00	79.10	11.93	12.94	—	—
January 2004	120.00	127.00	8.46	8.96	77.00	81.99	12.36	12.94	—	—
February 2004	119.50	128.50	8.31	8.905	75.51	82.90	12.13	13.28	16.40	16.50

1	Each ADS represents five Ordinary Shares.
2	Ordinary Shares listed since 18 February 2004.

HSBC Holdings plc

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 28 May 2004 at 11.00 am to transact the following ordinary business:

1	to receive and consider the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2003;

2	to re-elect Directors:

(a)	The Lord Butler;
(b)	The Baroness Dunn;
(c)	R A Fairhead;
(d)	W K L Fung;
(e)	M F Geoghegan;
(f)	S Hintze;
(g)	Sir John Kemp-Welch;
(h)	Sir Mark Moody-Stuart; and
(i)	H Sohmen;

3	to reappoint KPMG Audit Plc as Auditor at remuneration to be determined by the Group Audit Committee;

and by way of special business to consider and (if thought fit) pass the following Resolutions of which Resolutions 4, 5, 6, and 8 will be proposed as Ordinary Resolutions and Resolution 7 will be proposed as a Special Resolution:

4	THAT the Directors’ Remuneration Report for the year ended 31 December 2003 be and is hereby approved.

5	THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of Ordinary Shares of US$0.50 each in the capital of the Company (“Ordinary Shares”) and the Directors are authorised to exercise such authority provided that:

(a)	the maximum number of Ordinary Shares hereby authorised to be purchased is 1,099,900,000 Ordinary Shares;

(b)	the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 (or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc);

(c)	the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased or (ii) 105 per cent of the average of the closing prices of Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(d)	unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005; and

(e)	the Company may prior to the expiry of this authority make a contract to purchase Ordinary Shares under this authority which will or may be executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract.

Subject to the receipt of such regulatory approvals and consents in Hong Kong as the Directors may deem neccessary, any shares acquired by the Company pursuant to this, or any subsequent, authority to make market purchases which are held in treasury may be sold or transferred in satisfaction of the exercise of options under, or otherwise pursuant to, any of the Company’s existing employee share schemes.

6	THAT the Directors be and they are hereby generally and unconditionally authorised pursuant to and for the purposes of section 80 of the Companies Act 1985 (“the Act”) to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £100,000, US$100,000 and €100,000 (in each such case in the form of 10,000,000 non-cumulative preference shares) and US$1,099,900,000 (in the form of Ordinary Shares of US$0.50 each) provided that this authority shall be limited so that, otherwise than pursuant to:

(a)	a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to:

(i)	Ordinary Shareholders where the relevant securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (or as nearly as may be) to the respective number of Ordinary Shares held by them; and

(ii)	holders of securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such a rights issue or other issue,

but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; or

(b)	the terms of any share plan for employees of the Company or any of its subsidiary undertakings; or

(c)	the terms of the Household International, Inc. outstanding Zero-Coupon Convertible Debt Securities or 8.875 per cent Adjustable Conversion-Rate Equity Security Units; or

(d)	any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; or

(e)	the allotment of up to 10,000,000 non-cumulative preference shares of £0.01 each, 10,000,000 non-cumulative preference shares of US$0.01 each and 10,000,000 non-cumulative preference shares of €0.01 each in the capital of the Company, the nominal amount of relevant securities to be allotted by the Directors pursuant to this authority wholly for cash shall not in aggregate, together with any allotment of other equity securities authorised by sub-paragraph (b) of Resolution 7, exceed US$274,975,000 (being equal to approximately 5 per cent of the nominal amount of Ordinary Shares of the Company in issue at the latest practicable date prior to the printing of the Notice of this Meeting) and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

7	THAT the Directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 (“the Act”):

(a)	subject to the passing of Resolution 6 set out in the Notice to this Meeting, to allot equity securities (as defined by section 94 of the Act) the subject of the authority granted by Resolution 6; and

(b)	to allot any other equity securities (as defined by section 94 of the Act) which are held by the Company in treasury as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2005 save that this power shall enable the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

8	THAT pursuant to Article 104.1 of the Articles of Association of the Company with effect from 1 January 2004 each of the Directors (other than alternate Directors) shall be entitled to receive £55,000 per annum by way of fees for their services as Directors.

By Order of the Board

R G Barber

Group Company Secretary 30 March 2004

Notes:

(1) Voting at the Meeting may be decided on a show of hands, unless a poll is directed by the Chairman of the Meeting or a poll is demanded by:

(a)	at least five members present in person or by proxy and entitled to vote at the meeting; or

(b)	a member or members present in person or by proxy representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(c)	a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(2)	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the member. A proxy need not be a member. Completion and submission of an instrument appointing a proxy will not preclude a member from attending and voting in person at the Meeting.

(3)	In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited at: the offices of Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; the offices of Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, Hopewell Centre, 183 Queen’s Road East, Hong Kong; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). In the case of an appointment of a proxy submitted in electronic form, such appointment must be received not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). However, you should note that any power of attorney or other authority relating to an appointment cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

(4)	Pursuant to the Uncertificated Securities Regulations 2001, changes to entries on the principal register of members of the Company maintained in England (the ‘Principal Register’) after midnight (London time) on the day prior to the day immediately before the Meeting or any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the Meeting or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register at midnight on the day prior to the day immediately before the Meeting or any adjourned meeting (as the case may be) shall be entitled to attend and vote at the Meeting or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member’s name at that time.

(5)	CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the Meeting or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST manual. The message must be transmitted so as to be received by the issuer’s agent (ID 3RA50) by the latest time for receipt of proxy appointments specified in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsor or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

–	the information in the instruction is incorrect;

–	the person expressed to have sent the instruction did not in fact send it; or

–	the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

(6)	In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Principal Register or either the Hong Kong or Bermuda Overseas Branch Registers of the Company, as appropriate.

(7)	The Directors are W F Aldinger, Sir John Bond, Lord Butler, R K F Ch’ien, W R P Dalton, Baroness Dunn, D G Eldon, R A Fairhead, D J Flint, W K L Fung, S K Green, M F Geoghegan, S Hintze, A W Jebson, Sir John Kemp-Welch, Lord Marshall, Sir Brian Moffat, Sir Mark Moody-Stuart, S W Newton, H Sohmen, C S Taylor and Sir Brian Williamson. The Group Chairman has confirmed that the Directors standing for re-election under Resolution 2 continue to perform effectively and demonstrate commitment to their roles. The biographical details of the Directors standing for re-election are:

† The Rt. Hon. the Lord Butler of Brockwell, KG, GCB, CVO

Age 66. Master, University College, Oxford and a non-executive Director of Imperial Chemical Industries plc. Recently appointed to chair the UK Government Review of Intelligence on Weapons of Mass Destruction. A non-executive Director since 1998. Chairman of the Corporate Social Responsibility Committee and a member of the Nomination Committee. Chairman of the HSBC Education Trust. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

* The Baroness Dunn, DBE, Deputy Chairman and senior non-executive Director

Age 64. Executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. A former Director of Marconi p.l.c. and a former Senior Member of the Hong Kong Executive Council and Legislative Council.

† Rona Alison Fairhead

Age 42. Finance Director of Pearson plc and former Executive Vice President, Strategy & Group Control of Imperial Chemical Industries plc. A non-executive Director since 1 March 2004. A member of the Group Audit Committee. A non-executive Director of Harvard Business School Publishing.

Mrs Fairhead brings to the Board as a non-executive director a wealth of experience in industry, publishing and in financial accounting which are complementary to the skills and expertise of other directors.

† William Kwok Lun Fung, OBE

Age 55. Group Managing Director and Chief Executive Officer of Li & Fung Limited. A non-executive Director since 1998. A member of the Remuneration Committee and of the Corporate Social Responsibility Committee. Past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong

Committee for the Pacific Economic Co-operation Council. A non-executive Director of chinadotcom corporation, CLP Holdings Limited and VTech Holdings Limited. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1995.

Michael Francis Geoghegan, CBE

Age 50. An executive Director since 1 March 2004. Chief Executive Officer, HSBC Bank plc since January 2004. Joined HSBC in 1973. President of HSBC Bank Brasil SA – Banco Múltiplo from 1997 to 2003 and responsible for all HSBC’s business throughout South America from 2000 to 2003. A non-executive Director of Young Enterprise.

† Sharon Hintze

Age 59. Former Chief Operating Officer of Barilla S.P.A. and former Senior Vice President of Nestlé S.A. With Mars Incorporated from 1972 to 1993, latterly as Executive Vice President of M&M/Mars in New Jersey. A non-executive Director since 2001. A member of the Corporate Social Responsibility Committee and of the Remuneration Committee. A former non-executive Director of Safeway plc.

† Sir John Kemp-Welch

Age 67. Former Joint Senior Partner of Cazenove & Co and former Chairman of the London Stock Exchange. A Deputy Chairman of the Financial Reporting Council and a member of the Panel on Takeovers and Mergers from 1994 to 2000. A non-executive Director since 2000 and a member of the Remuneration Committee and of the Group Audit Committee.

† Sir Mark Moody-Stuart, KCMG

Age 63. Chairman of Anglo American plc. A non-executive Director since 2001 and Chairman of the Remuneration Committee. A Director and former Chairman of The ‘Shell’ Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies. A Director of Accenture Limited, a Governor of Nuffield Hospitals and President of the Liverpool School of Tropical Medicine. Member of the UN Secretary General’s Advisory Council for the Global Compact.

* Helmut Sohmen, OBE

Age 64. Chairman and President of World-Wide Shipping Group Limited and Chairman of Bergesen dy ASA and Bergesen Worldwide Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1984 and Deputy Chairman since 1996.

* Non-executive Director

† Independent non-executive Director

None of the Directors standing for re-election has any material relationship with another Director, member of Senior Management or substantial or controlling shareholder.

According to the registers of Directors’ interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors standing for re-election had the following interests in the shares and loan capital of HSBC at 1 March 2004 (the date of the Report of the Directors), all beneficial unless otherwise stated. Changes in Directors’ interests since 1 March 2004 are shown in note (13) below.

HSBC Holdings ordinary shares of US$0.50	Beneficial owner	Child under 18 or spouse	Trustee	Beneficiary of a trust	Other	Equity derivatives	Total interests	Percentage of ordinary shares in issue
Lord Butler	—	—	—	—	—	—	—	—
Baroness Dunn	131,291	—	—	—	24,000[1]	—	155,291	0.00

R A Fairhead	—	—	—	—	—	—	—	—
W K L Fung	328,000	—	—	—	—	—	328,000	0.00
M F Geoghegan	—	—	—	198,958[2]	—	2,380[3]	201,338	0.00

S Hintze	2,037	—	—	—	—	—	2,037	0.00
Sir John Kemp-Welch	50,000	5,000	356,800[1]	—	—	—	411,800	0.00
Sir Mark Moody-Stuart	5,000	840	—	—	—	—	5,840	0.00
H Sohmen	—	397,066	—	—	2,567,595[4]	—	2,964,661	0.03

1	Non-beneficial.

2	Awards held under the Restricted Share Plan.
3	Savings-related share options.
4	Interests held by private investment companies.

H Sohmen has a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005 and his spouse has an interest in US$3,000,000 of HSBC Bank plc Senior Subordinated Floating Rate Notes 2009.

Directors’ fees are currently £35,000 per annum. Resolution 8 proposes to increase the fees payable to each Director to £55,000 per annum. In addition non-executive Directors receive the following fees:

Chairman, Audit Committee £40,000 p.a.

Member, Audit Committee £15,000 p.a.

Chairman, Remuneration Committee £20,000 p.a.

Member, Remuneration Committee £15,000 p.a.

Chairman, Nomination Committee £20,000 p.a.

Member, Nomination Committee £15,000 p.a.

Chairman, Corporate Social Responsibility Committee £20,000 p.a.

Member, Corporate Social Responsibility Committee £15,000 p.a.

M F Geoghegan’s annual basic salary with effect from April 2004 is £575,000. In addition, he may receive a discretionary annual cash bonus and long-term incentive award as explained on pages 48 to 50 of the accompanying Annual Review and pages 216 to 218 of the Annual Report and Accounts.

Copies of the service contracts of Directors will be available for inspection at the registered office of the Company in London and at 1 Queen’s Road Central, Hong Kong during normal business hours on any business day from the date of this Notice until the date of the Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until its conclusion.

(8)	The purpose of Resolution 4 is to approve the Directors’ Remuneration Report set out on pages 45 to 58 of the accompanying Annual Review and pages 213 to 229 of the Annual Report and Accounts.

(9)	The purpose of the authority to be conferred by Resolution 5 is to enable the Company to make market purchases of its own shares. The total number of options to subscribe for Ordinary Shares outstanding on 19 March 2004 (the latest practicable date prior to printing of this document) was 394,718,439 which represented 3.59 per cent of the issued ordinary share capital as at that date. If the Company were to purchase the maximum number of Ordinary Shares permitted by this Resolution, the options outstanding on 19 March 2004 would represent 3.99 per cent of the issued ordinary share capital. The resolution also authorises, as required by the UK Listing Authority, the sale or transfer of any shares purchased pursuant to this, or any subsequent, authority to make market purchases which are held in treasury in satisfaction of the exercise of options under, or otherwise pursuant to, any of the Company’s existing employee share schemes. This authority would not be utilised until after receipt of the necessary regulatory approvals and consents in Hong Kong to permit the Company to hold shares in treasury following any purchase of its own shares.

(10)	The general purpose of the authorities to be conferred on the Directors by Resolutions 6 and 7 is to enable the Directors to allot shares (or sell shares held by the Company in treasury following an own share purchase) up to a specified number without having first to obtain the consent of Ordinary Shareholders in general meeting. The Directors have undertaken that no capital will be issued which would effectively change the control of the Company or the nature of its business without the prior approval of Ordinary Shareholders in general meeting.

(11)	The purpose of Resolution 8 is to increase the fees payable to each Director from £35,000 to £55,000 per annum.

(12)	For safety reasons, security checks will be carried out on entry to the Meeting. Shareholders are reminded that briefcases, cameras and tape-recorders will not be allowed in the Meeting and that all mobile telephones must be switched off.

(13)	According to the registers of Directors’ interests maintained by the Company pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the following changes in the Directors’ interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings plc and its subsidiaries or associated corporations have occurred during the period from 1 March 2004 (the date of the Report of the Directors) to 19 March 2004 (the latest practicable date prior to the printing of this document):

(a)	The interests of each of Sir John Bond, W R P Dalton, D J Flint and S K Green as beneficial owners increased by the acquisition of 14 HSBC Holdings Ordinary Shares of US$0.50 each using their normal monthly contributions to the HSBC Holdings UK Share Ownership Plan.

(b)	Sir John Kemp-Welch acquired 10,000 HSBC Holdings Ordinary Shares of US$0.50 each as beneficial owner.

(c)	The performance conditions for the Restricted Share Plan awards made in 1999 have been met and the awards have vested. Upon vesting, the Trustee of the Restricted Share Plan, unless otherwise requested, sold sufficient HSBC Holdings Ordinary Shares of US$0.50 each to meet the tax liability arising on the vesting and sold additional shares as instructed by the participant. The Trustee transferred any remaining entitlements to shares to the participants. As a consequence, the interests of the undernamed Directors in the HSBC Holdings Ordinary Shares of US$0.50 each as beneficiaries of a trust have reduced and their interests as beneficial owners have increased by the number of shares shown below:

Reduction in interest as beneficiary of a trust	Increase in interest as beneficial owner
Sir John Bond	71,950	42,450
D G Eldon	41,971	41,969
D J Flint	41,971	—
M F Geoghegan	35,975	35,974
S K Green	41,971	41,969
A W Jebson	35,976	21,225

(d)	D J Flint acquired 27,000 HSBC Holdings Ordinary Shares of US$0.50 each as beneficial owner by the exercise of an option over 27,000 shares at £3.3334 per share and immediately transferred the shares to a trust, of which he is a trustee, for the benefit of his minor children.

(e)	The undernamed Directors were granted conditional awards, subject to the vesting arrangements set out on pages 48 to 50 of the accompanying Annual Review and pages 217 to 218 of the Annual Report and Accounts, under the HSBC Holdings Restricted Share Plan 2000 which give rise to additional interests as beneficiaries of a trust in the number of HSBC Holdings Ordinary Shares of US$0.50 each shown below:

Sir John Bond	244,445
D G Eldon	87,302
D J Flint	121,058
M F Geoghegan	90,794
S K Green	166,455
A W Jebson	121,058

(f)	Sir Mark Moody-Stuart acquired a non-beneficial interest in 5,000 HSBC Holdings Ordinary Shares of US$0.50 each as a trustee.

(g)	H Sohmen’s spouse acquired a corporate interest in 50,000 HSBC Holdings Ordinary Shares of US$0.50 each.

(14)	In the event of a conflict between any translation and the English text hereof, the English text will prevail.